FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 2, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2022 (U.S. GAAP)

Date:	November 2, 2022
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the six months ended September 30
	2021		2022

	(Millions of yen, except per share data)
		% Change from September 30, 2020		% Change from September 30, 2021
Total revenue	784,381	(16.0%)	943,820	20.3%
Net revenue	672,141	(19.0%)	616,986	(8.2%)
Income before income taxes	97,000	(63.5%)	43,217	(55.4%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	51,700	(75.4%)	18,467	(64.3%)
Comprehensive income	65,953	(56.3%)	283,804	330.3%
Basic-Net income attributable to NHI shareholders per share (Yen)	16.76		6.13
Diluted-Net income attributable to NHI shareholders per share (Yen)	16.25		5.91
Return on shareholders’ equity - annualized	3.8%		1.2%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At September 30
	2022	2022

	(Millions of yen, except per share data)
Total assets	43,412,156	51,531,980
Total equity	2,972,803	3,227,301
Total NHI shareholders’ equity	2,914,605	3,162,974
Total NHI shareholders’ equity as a percentage of total assets	6.7%	6.1%
Total NHI shareholders’ equity per share (Yen)	965.80	1,053.91

2. Cash Dividends

	For the year ended March 31
	2022	2023	2023 (Plan)

	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	5.00	—
At December 31	—	—	—
At March 31	14.00	—	Unconfirmed
For the year	22.00	—	Unconfirmed

Note: Fiscal year 2023 Q4 dividend is not presented per reasons stated in “3. Earnings Forecasts for the year ending March 31, 2023”.

3. Earnings Forecasts for the year ending March 31, 2023

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: None
b)	Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2022	2022
Number of shares outstanding (including treasury stock)	3,233,562,601	3,233,562,601
Number of treasury stock	215,758,589	232,388,716

	For the six months ended September 30
	2021	2022
Average number of shares outstanding (year-to-date)	3,085,218,332	3,010,633,495

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4
(4) Risks related to the COVID-19 pandemic	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2021 (A)	September 30, 2022 (B)
Net revenue	672.1	617.0	(8.2)
Non-interest expenses	575.1	573.8	(0.2)

Income (loss) before income taxes	97.0	43.2	(55.4)
Income tax expense	41.5	26.1	(37.2)

Net income (loss)	55.5	17.1	(69.1)

Less: Net income (loss) attributable to noncontrolling interests	3.8	(1.3)	—

Net income (loss) attributable to NHI shareholders	51.7	18.5	(64.3)

Return on shareholders’ equity - annualized	3.8%	1.2%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 617.0 billion yen for the six months ended September 30, 2022, a decrease of 8.2% from the same period in the prior year. Non-interest expenses decreased by 0.2% from the same period in the prior year to 573.8 billion yen. Income before income taxes was 43.2 billion yen and net income attributable to NHI shareholders was 18.5 billion yen for the six months ended September 30, 2022.

    Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2021 (A)	September 30, 2022 (B)
Net revenue	666.9	621.7	(6.8)
Non-interest expenses	575.1	573.8	(0.2)

Income (loss) before income taxes	91.8	47.9	(47.8)

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2022 was 621.7 billion yen, a decrease of 6.8% from the same period in the prior year. Non-interest expenses decreased by 0.2% from the same period in the prior year to 573.8 billion yen. Income before income taxes decreased by 47.8% to 47.9 billion yen for the six months ended September 30, 2022. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

    Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2021 (A)	September 30, 2022 (B)
Net revenue	170.2	143.9	(15.5)
Non-interest expenses	134.2	133.5	(0.5)

Income (loss) before income taxes	36.0	10.4	(71.1)

Net revenue decreased by 15.5% from the same period in the prior year to 143.9 billion yen. Non-interest expenses decreased by 0.5% to 133.5 billion yen. As a result, income before income taxes decreased by 71.1% to 10.4 billion yen.

    Operating Results of Investment Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2021 (A)	September 30, 2022 (B)
Net revenue	97.8	33.8	(65.5)
Non-interest expenses	37.9	39.9	5.4

Income (loss) before income taxes	59.9	(6.2)	—

Net revenue decreased by 65.5% from the same period in the prior year to 33.8 billion yen. Non-interest expenses increased by 5.4% to 39.9 billion yen. As a result, loss before income taxes was 6.2 billion yen. Assets under management were 64.8 trillion yen as of September 30, 2022.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2021 (A)	September 30, 2022 (B)
Net revenue	305.4	404.5	32.4
Non-interest expenses	308.8	359.0	16.3

Income (loss) before income taxes	(3.4)	45.5	—

Net revenue increased by 32.4% from the same period in the prior year to 404.5 billion yen. Non-interest expenses increased by 16.3% to 359.0 billion yen. As a result, income before income taxes was 45.5 billion yen.

    Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2021 (A)	September 30, 2022 (B)
Net revenue	93.5	39.5	(57.7)
Non-interest expenses	94.3	41.4	(56.1)

Income (loss) before income taxes	(0.8)	(1.8)	—

Net revenue was 39.5 billion yen. Loss before income taxes was 1.8 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2022 were 51,532.0 billion yen, an increase of 8,119.8 billion yen compared to March 31, 2022, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of September 30, 2022 were 48,304.7 billion yen, an increase of 7,865.3 billion yen compared to March 31, 2022, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of September 30, 2022 was 3,227.3 billion yen, an increase of 254.5 billion yen compared to March 31, 2022.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

(4)	Risks related to the COVID-19 pandemic

The COVID-19 pandemic has affected Nomura’s business, and this may continue in the future.

Various risks recognized related to the COVID-19 pandemic is disclosed in Risk Factors in Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 24, 2022) and Item 3. D. Risk Factors. in Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 24, 2022) for the year ended March 31, 2022.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 24, 2022) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 24, 2022) for the year ended March 31, 2022.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2022	September 30, 2022	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,316,238	3,675,554	359,316
Time deposits	320,754	346,654	25,900
Deposits with stock exchanges and other segregated cash	426,519	383,874	(42,645)

Total cash and cash deposits	4,063,511	4,406,082	342,571

Loans and receivables:
Loans receivable	3,579,727	4,203,403	623,676
Receivables from customers	417,661	531,383	113,722
Receivables from other than customers	1,069,660	1,302,565	232,905
Allowance for credit losses	(66,346)	(72,156)	(5,810)

Total loans and receivables	5,000,702	5,965,195	964,493

Collateralized agreements:
Securities purchased under agreements to resell	11,879,312	15,828,901	3,949,589
Securities borrowed	4,997,129	5,011,799	14,670

Total collateralized agreements	16,876,441	20,840,700	3,964,259

Trading assets and private equity and debt investments:
Trading assets*	15,230,817	18,074,120	2,843,303
Private equity and debt investments*	65,193	63,733	(1,460)

Total trading assets and private equity and debt investments	15,296,010	18,137,853	2,841,843

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥426,081 million as of March 31, 2022 and ¥483,378 million as of September 30, 2022)	419,047	430,675	11,628
Non-trading debt securities*	484,681	447,788	(36,893)
Investments in equity securities*	133,897	127,256	(6,641)
Investments in and advances to affiliated companies*	364,281	390,114	25,833
Other	773,586	786,317	12,731

Total other assets	2,175,492	2,182,150	6,658

Total assets	43,412,156	51,531,980	8,119,824

*	Including securities pledged as collateral

Millions of yen
March 31, 2022	September 30, 2022	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,050,141	1,273,660	223,519
Payables and deposits:
Payables to customers	1,522,961	1,665,336	142,375
Payables to other than customers	1,636,725	2,168,016	531,291
Deposits received at banks	1,760,679	2,039,013	278,334

Total payables and deposits	4,920,365	5,872,365	952,000

Collateralized financing:
Securities sold under agreements to repurchase	12,574,556	15,964,194	3,389,638
Securities loaned	1,567,351	1,585,934	18,583
Other secured borrowings	396,291	326,875	(69,416)

Total collateralized financing	14,538,198	17,877,003	3,338,805

Trading liabilities	9,652,118	12,212,463	2,560,345
Other liabilities	1,020,225	974,538	(45,687)
Long-term borrowings	9,258,306	10,094,650	836,344

Total liabilities	40,439,353	48,304,679	7,865,326

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,233,562,601 shares as of March 31, 2022 and
3,233,562,601 shares as of September 30, 2022
Outstanding	-	3,017,804,012 shares as of March 31, 2022 and
3,001,173,885 shares as of September 30, 2022	594,493	594,493	—
Additional paid-in capital	697,507	687,297	(10,210)
Retained earnings	1,606,987	1,608,564	1,577
Accumulated other comprehensive income (loss)	127,973	392,490	264,517

Total NHI shareholders’ equity before treasury stock	3,026,960	3,282,844	255,884
Common stock held in treasury, at cost -
215,758,589 shares as of March 31, 2022 and
232,388,716 shares as of September 30, 2022	(112,355)	(119,870)	(7,515)

Total NHI shareholders’ equity	2,914,605	3,162,974	248,369

Noncontrolling interests	58,198	64,327	6,129

Total equity	2,972,803	3,227,301	254,498

Total liabilities and equity	43,412,156	51,531,980	8,119,824

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2021(A)	September 30, 2022(B)
Revenue:
Commissions	174,522	138,583	(20.6)
Fees from investment banking	69,604	51,474	(26.0)
Asset management and portfolio service fees	131,237	137,288	4.6
Net gain on trading	143,136	302,823	111.6
Gain on private equity and debt investments	26,463	1,203	(95.5)
Interest and dividends	134,461	305,942	127.5
Gain (loss) on investments in equity securities	5,550	(3,265)	—
Other	99,408	9,772	(90.2)

Total revenue	784,381	943,820	20.3
Interest expense	112,240	326,834	191.2

Net revenue	672,141	616,986	(8.2)

Non-interest expenses:
Compensation and benefits	264,848	293,955	11.0
Commissions and floor brokerage	54,213	56,671	4.5
Information processing and communications	89,235	101,859	14.1
Occupancy and related depreciation	34,562	33,002	(4.5)
Business development expenses	7,196	10,052	39.7
Other	125,087	78,230	(37.5)

Total non-interest expenses	575,141	573,769	(0.2)

Income before income taxes	97,000	43,217	(55.4)
Income tax expense	41,524	26,081	(37.2)

Net income	55,476	17,136	(69.1)

Less: Net income (loss) attributable to noncontrolling interests	3,776	(1,331)	—

Net income attributable to NHI shareholders	51,700	18,467	(64.3)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	16.76	6.13	(63.4)

Diluted-
Net income attributable to NHI shareholders per share	16.25	5.91	(63.6)

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2021(A)	September 30, 2022(B)
Net income	55,476	17,136	(69.1)
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	6,370	213,044	—
Deferred income taxes	(202)	(574)	—

Total	6,168	212,470	—

Defined benefit pension plans:
Pension liability adjustment	680	1,713	151.9
Deferred income taxes	(196)	(341)	—

Total	484	1,372	183.5

Own credit adjustments:
Own credit adjustments	5,956	66,483	—
Deferred income taxes	(2,131)	(13,657)	—

Total	3,825	52,826	—

Total other comprehensive income	10,477	266,668	—

Comprehensive income	65,953	283,804	330.3
Less: Comprehensive income attributable to noncontrolling interests	4,615	820	(82.2)

Comprehensive income attributable to NHI shareholders	61,338	282,984	361.4

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2021 (A)	September 30, 2022 (B)
Net revenue

Business segment information:
Retail	170,177	143,866	(15.5)
Investment Management	97,811	33,750	(65.5)
Wholesale	305,446	404,486	32.4

Subtotal	573,434	582,102	1.5
Other	93,468	39,548	(57.7)

Net revenue	666,902	621,650	(6.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	5,239	(4,664)	—

Net revenue	672,141	616,986	(8.2)

Non-interest expenses

Business segment information:
Retail	134,171	133,465	(0.5)
Investment Management	37,869	39,911	5.4
Wholesale	308,834	359,025	16.3

Subtotal	480,874	532,401	10.7
Other	94,267	41,368	(56.1)

Non-interest expenses	575,141	573,769	(0.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	575,141	573,769	(0.2)

Income (loss) before income taxes

Business segment information:
Retail	36,006	10,401	(71.1)
Investment Management	59,942	(6,161)	—
Wholesale	(3,388)	45,461	—

Subtotal	92,560	49,701	(46.3)
Other*	(799)	(1,820)	—

Income (loss) before income taxes	91,761	47,881	(47.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	5,239	(4,664)	—

Income (loss) before income taxes	97,000	43,217	(55.4)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2021 (A)	September 30, 2022 (B)
Net gain (loss) related to economic hedging transactions	(381)	(9,709)	—
Realized gain (loss) on investments in equity securities held for operating purposes	196	295	50.5
Equity in earnings of affiliates	15,188	26,107	71.9
Corporate items	(54,838)	(1,475)	—
Other	39,036	(17,038)	—

Total	(799)	(1,820)	—

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2022
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	697,507
Stock-based compensation awards	(10,210)

Balance at end of period	687,297

Retained earnings
Balance at beginning of year	1,606,987
Net income attributable to NHI shareholders	18,467
Cash dividends	(15,006)
Loss on sales of treasury stock	(1,884)

Balance at end of period	1,608,564

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	136,912
Net change during the period	210,319

Balance at end of period	347,231

Defined benefit pension plans
Balance at beginning of year	(43,803)
Pension liability adjustment	1,372

Balance at end of period	(42,431)

Own credit adjustments
Balance at beginning of year	34,864
Own credit adjustments	52,826

Balance at end of period	87,690

Balance at end of period	392,490

Common stock held in treasury
Balance at beginning of year	(112,355)
Repurchases of common stock	(24,723)
Sale of common stock	0
Common stock issued to employees	17,208

Balance at end of period	(119,870)

Total NHI shareholders’ equity

Balance at end of period	3,162,974

Noncontrolling interests
Balance at beginning of year	58,198
Net change during the period	6,129

Balance at end of period	64,327

Total equity

Balance at end of period	3,227,301

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2022
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022(A)	September 30, 2022(B)	(B-A)/(A)
Revenue:
Commissions	82,886	91,636	82,573	75,249	70,431	68,152	(3.2)	332,344
Fees from investment banking	35,703	33,901	46,020	33,979	27,285	24,189	(11.3)	149,603
Asset management and portfolio service fees	64,044	67,193	69,891	68,857	68,250	69,038	1.2	269,985
Net gain on trading	51,994	91,142	106,806	118,857	141,918	160,905	13.4	368,799
Gain (loss) on private equity and debt investments	25,988	475	4,619	(314)	(4,535)	5,738	—	30,768
Interest and dividends	64,536	69,925	82,636	67,125	109,049	196,893	80.6	284,222
Gain (loss) on investments in equity securities	3,468	2,082	(2,586)	2,482	(1,742)	(1,523)	—	5,446
Other	76,553	22,855	13,793	39,631	(688)	10,460	—	152,832

Total revenue	405,172	379,209	403,752	405,866	409,968	533,852	30.2	1,593,999
Interest expense	51,897	60,343	52,787	65,082	110,940	215,894	94.6	230,109

Net revenue	353,275	318,866	350,965	340,784	299,028	317,958	6.3	1,363,890

Non-interest expenses:
Compensation and benefits	135,603	129,245	139,035	125,623	143,061	150,894	5.5	529,506
Commissions and floor brokerage	26,816	27,397	24,130	26,861	28,488	28,183	(1.1)	105,204
Information processing and communications	44,099	45,136	46,596	48,488	49,732	52,127	4.8	184,319
Occupancy and related depreciation	16,716	17,846	17,507	17,673	16,359	16,643	1.7	69,742
Business development expenses	3,294	3,902	4,400	4,045	4,699	5,353	13.9	15,641
Other	48,214	76,873	39,197	68,571	44,956	33,274	(26.0)	232,855

Total non-interest expenses	274,742	300,399	270,865	291,261	287,295	286,474	(0.3)	1,137,267

Income before income taxes	78,533	18,467	80,100	49,523	11,733	31,484	168.3	226,623
Income tax expense	28,540	12,984	18,482	20,084	11,340	14,741	30.0	80,090

Net income	49,993	5,483	61,618	29,439	393	16,743	—	146,533

Less: Net income (loss) attributable to noncontrolling interests	1,506	2,270	1,285	(1,524)	(1,303)	(28)	—	3,537

Net income attributable to NHI shareholders	48,487	3,213	60,333	30,963	1,696	16,771	888.9	142,996

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	16.12	1.04	19.66	10.26	0.56	5.59	898.2	46.68

Diluted-
Net income attributable to NHI shareholders per share	15.59	1.01	19.07	9.89	0.52	5.41	940.4	45.23

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022(A)	September 30, 2022(B)	(B-A)/(A)	March 31, 2022
Net revenue

Business segment information:
Retail	84,986	85,191	87,351	70,457	71,386	72,480	1.5	327,985
Investment Management	63,482	34,329	40,108	10,074	7,579	26,171	245.3	147,993
Wholesale	132,777	172,669	202,709	194,900	198,987	205,499	3.3	703,055

Subtotal	281,245	292,189	330,168	275,431	277,952	304,150	9.4	1,179,033
Other	68,659	24,809	21,568	64,198	23,925	15,623	(34.7)	179,234

Net revenue	349,904	316,998	351,736	339,629	301,877	319,773	5.9	1,358,267

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	1,868	(771)	1,155	(2,849)	(1,815)	—	5,623

Net revenue	353,275	318,866	350,965	340,784	299,028	317,958	6.3	1,363,890

Non-interest expenses

Business segment information:
Retail	65,964	68,207	69,316	65,258	66,470	66,995	0.8	268,745
Investment Management	18,569	19,300	19,757	18,852	19,293	20,618	6.9	76,478
Wholesale	161,134	147,700	161,875	157,854	173,715	185,310	6.7	628,563

Subtotal	245,667	235,207	250,948	241,964	259,478	272,923	5.2	973,786
Other	29,075	65,192	19,917	49,297	27,817	13,551	(51.3)	163,481

Non-interest expenses	274,742	300,399	270,865	291,261	287,295	286,474	(0.3)	1,137,267

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	274,742	300,399	270,865	291,261	287,295	286,474	(0.3)	1,137,267

Income (loss) before income taxes

Business segment information:
Retail	19,022	16,984	18,035	5,199	4,916	5,485	11.6	59,240
Investment Management	44,913	15,029	20,351	(8,778)	(11,714)	5,553	—	71,515
Wholesale	(28,357)	24,969	40,834	37,046	25,272	20,189	(20.1)	74,492

Subtotal	35,578	56,982	79,220	33,467	18,474	31,227	69.0	205,247
Other*	39,584	(40,383)	1,651	14,901	(3,892)	2,072	—	15,753

Income (loss) before income taxes	75,162	16,599	80,871	48,368	14,582	33,299	128.4	221,000

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	1,868	(771)	1,155	(2,849)	(1,815)	—	5,623

Income (loss) before income taxes	78,533	18,467	80,100	49,523	11,733	31,484	168.3	226,623

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2022
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022(A)	September 30, 2022(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	3,444	(3,825)	(1,128)	(8,428)	(9,807)	98	—	(9,937)
Realized gain (loss) on investments in equity securities held for operating purposes	173	23	19	1,140	240	55	(77.1)	1,355
Equity in earnings of affiliates	9,617	5,571	5,366	16,236	16,993	9,114	(46.4)	36,790
Corporate items	(9,272)	(45,566)	(1,807)	(34,428)	(5,988)	4,513	—	(91,073)
Other	35,622	3,414	(799)	40,381	(5,330)	(11,708)	—	78,618

Total	39,584	(40,383)	1,651	14,901	(3,892)	2,072	—	15,753

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2023_2q.pdf